As filed with the Securities and Exchange Commission on February 3, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MSC INCOME FUND, INC.

(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

5537X109

(CUSIP Number of Class of Securities)

Dwayne L. Hyzak

Chief Executive Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Telephone: (713) 350-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jason B. Beauvais

General Counsel and Chief Compliance Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Harry S. Pangas

Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on December 10, 2021 by MSC Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase the lesser of (i) the number of shares of the Company’s common stock, $0.001 par value per share (the “Shares”) the Company can repurchase with 90% of the proceeds it received from the issuance of Shares under the Company’s distribution reinvestment plan in connection with its February 1, 2022 dividend payment and (ii) 2.5% of the weighted average number of the Shares outstanding in the prior four calendar quarters. The purpose of the offer is to provide our stockholders (“Stockholders”) with limited liquidity because there is otherwise no public market for the Shares. The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated December 10, 2021, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on January 18, 2022, and a total of 5,337,856.5 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, on February 1, 2022 (the funding date), the Company purchased a total of 489,031 Shares validly tendered and not withdrawn at a price of $7.75 per Share, which was the net asset value per share as of February 1, 2022, for an aggregate purchase price of $3,789,984.14 (an amount equal to 90% of the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan). Because the amount of repurchase requests exceeded the number of Shares the Company sought to repurchase, the Company repurchased Shares on a pro-rata basis, subject to “odd lot” priority as described in the Offer. Stockholders who owned fewer than 100 shares in the aggregate and who properly tendered and did not withdraw such Shares and elected to be subject to “odd lot” priority were not subject to proration, in accordance with the terms of the Offer. All shares tendered by eligible Odd Lot Holders (as defined in the Offer) were repurchased.

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by MSC Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase shares of its issued and outstanding common stock, par value $0.001 per share, at the net asset value per share as of February 1, 2022 (the “Purchase Price”). The number of shares available to be repurchased is dependent upon the Purchase Price.

The Company’s offer pursuant to this Tender Offer Statement on Schedule TO is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)*	Offer to Repurchase, dated December 10, 2021.
99(a)(1)(B)*	Form of Letter of Transmittal.
99(a)(1)(C)*	Form of Notice of Withdrawal.
99(a)(1)(D)*	Stockholder Letter and Summary Advertisement, dated December 10, 2021.

 * Previously filed.

Item 12(b). Filing Fee.

Filing Fee Exhibit

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 3, 2022	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer